Exhibit 99.1

Liminal BioSciences Reports Fourth Quarter and Year Ended 2022 Financial Results

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CTA-enabling work on track to seek approval to commence Phase 1 clinical trial of LMNL6511 during the second half of 2023
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Addition of GPR40 agonist discovery program aiming for the development of a novel liver-safe GPR40 agonist for the treatment of type 2 diabetes

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Closed December 31, 2022 with just over CAD 37 million cash on hand, expecting to provide cash runway into early 2024
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Net loss from continuing operations of CAD 6.6 million during the quarter ended December 31, 2022 compared to CAD 8.8 million during the fourth quarter of 2021
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Regained compliance with minimum bid price requirement for continued listing on the Nasdaq Capital Market
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Completed the sale of a non-core real estate asset at the end of December 2022, for a purchase price of CAD 3,175,000
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Strengthened the leadership team with the appointment of Nicole Rusaw as Chief Financial Officer and Dr. Gary Bridger as Interim Chief Scientific Officer in 2022

LAVAL, CANADA, and CAMBRIDGE, ENGLAND – March 15, 2023 – Liminal BioSciences Inc. (Nasdaq: LMNL) (“Liminal BioSciences” or the “Company”), a development-stage biopharmaceutical company focused on discovering and developing distinctive novel small molecule therapeutics for metabolic, inflammatory, and fibrotic diseases, today reported its financial results for the fourth quarter and fiscal year ended December 31, 2022.

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“We begin 2023 in an exciting position, having met all our previously disclosed milestones for our GPR84 and OXER1 antagonist development programs. This includes the nomination of LMNL6511 as the candidate selected for clinical development for our GPR84 antagonist program designed to treat metabolic diseases, inflammation and/or fibrosis,” stated Bruce Pritchard, Chief Executive Officer of Liminal BioSciences. “Work is also ongoing to select a lead candidate for our OXER1 antagonist program, targeting Eosinophil-driven disease. In addition, we’re pleased to announce today our GPR40 agonist discovery program as the newest addition to our pipeline aiming to identify and develop a liver-safe GPR40 agonist as a possible treatment for type 2 diabetes. With this addition, we believe that our development programs have the potential to provide us with commercial opportunities in several metabolic, inflammatory and fibrotic related therapeutic areas. At the core of our strategy is our ability to advance our later-stage candidates with the intent to develop and bring first-in-class medicines to patients, supplementing this with our early-stage pipeline.”

“Most importantly, we are continuing to leverage our drug discovery platform and understanding of G protein-coupled receptors to identify small molecule candidates that can accurately target GPCRs”, stated Dr. Gary Bridger, Interim Chief Scientific Officer of Liminal BioSciences. “Our drug discovery platform leverages fully integrated chemistry and biology expertise supported by our broad in-vivo capabilities which has allowed us to advance our GPR84 antagonist development program. We plan to file for authorization to commence a Phase 1 clinical trial with LMNL6511 in the second half of 2023.”

Key Priorities for 2023

GPR84 Antagonist Development Plan

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Subject to continued satisfactory results in ongoing clinical trial application (CTA)-enabling work, we expect to seek approval to commence a first-in-human Phase 1 clinical trial of LMNL6511 during the second half of 2023.
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On-going In-vivo experiments expected to allow us to select a lead clinical indication in the coming months.

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OXER1 Antagonist Development Plan

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Development of potential OXER-1 Antagonists is progressing well, and we plan to nominate a lead candidate for further development as a potential treatment for Eosinophilic mediated diseases in H1 2023 and are aiming to commence a first-in-human clinical trial in 2024.

GPR40 Agonist Development Plan

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Development of our GPR40 agonist program aiming to identify and develop a novel liver-safe GPR40 agonist for the treatment of type 2 diabetes (T2D). Our GPR40 agonist development program is currently at the discovery stage.

As we continue work on our development programs, we are simultaneously assessing the commercial opportunities for all assets. We believe that our GPR84 antagonist, OXER1 antagonist and GPR40 agonist programs have the potential to address significant unmet medical needs. In addition to these programs, we continue to explore other development opportunities to add to our pipeline.

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Recent Developments

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In November 2022, we announced some changes to our executive leadership team. Nicole Rusaw, who had been serving as interim Chief Financial Officer since March 2, 2022, was appointed as Chief Financial Officer, and Dr. Gary Bridger, member of the Board of Directors and Strategic Advisor to the Company, was named Interim Chief Scientific Officer. Dr. Bridger continues to serve as a board member of the Company.
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In December 2022, we completed the sale of a non-core real estate asset, located in Pointe-Claire, Quebec, for a purchase price of CAD 3,175,000.
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In February 2023, we completed a consolidation of all the issued and outstanding common shares of the Company on the basis of a consolidation ratio of ten (10) pre-consolidation shares for one (1) post-consolidation share to regain compliance with the minimum bid price requirement for continued listing by achieving a closing bid price on Nasdaq Capital Market of at least $1.00 per share for a minimum of 10 consecutive trading days.
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In February 2023, we received written notice from Nasdaq that the Company had regained compliance with Nasdaq Listing Rule 5450(a)(1) for continued listing on the Nasdaq Capital Market.

Fourth Quarter and Year Ended December 2022 Financial Results

All figures presented in this section are in Canadian dollars.

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Cash and cash equivalents were $37.1 million at December 31, 2022 while our working capital, i.e., the current assets net of current liabilities, was $31.2 million.
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Research and development expenses were $3.5 million during the fourth quarter of 2022 compared to $4.5 million for the fourth quarter of 2021. The decrease of $1.1 million was mainly attributable to decreases in intangible assets depreciation expense, clinical trial costs and professional fees of $0.4 million, $0.5 million and $0.2 million respectively and a general reduction in operating expenses. These decreases were partially offset by an increase in pre-clinical trial costs of $0.4 million following the beginning of new pre-clinical studies that took place in 2022.

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Administration expenses were $3.9 million for the fourth quarter of 2022 compared to $5.8 million for the fourth quarter of 2021. The decrease in administration expenses was mainly attributable to a decrease of $1.5 million in expense as a result of reduced directors’ and officers’ insurance premiums resulting from the change in the Company’s registered office from Québec to Ontario in the later part of 2021, a reduction in professional fees of $0.5 million and a reduction in share-based payments expense of $0.3 million. These decreases were partially offset by an increase in salaries and other benefits of $0.7 million.
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Net loss from continuing operations, net of taxes was $6.6 million for the fourth quarter of 2022 compared to $8.8 million for the fourth quarter of 2021. The decrease in loss was mainly driven by the reductions in administration expenses of $1.9 million, reflecting the reduction in insurance expense, a decrease in finance costs of $1.8 million due to the termination of all long-term debt and a decrease in R&D expenses of $1.1 million.
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Total income (loss) from discontinued operations was an income of $2.3 million for the fourth quarter of 2022 compared to a loss of $0.6 million in the fourth quarter of 2021. The income from the fourth quarter of 2022 comprised of the gain of $2.3 million on disposal of capital assets, following the sale of a non-core real estate asset in December 2022, formerly part of the plasma-derived therapeutics segment and previously classified as property, plant and equipment, met the criteria to be classified as held for sale during the quarter ended March 31, 2022 at a carrying amount of $0.8 million. As a result, we received $3.2 million in net proceeds from this sale.
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Net Loss was $4.2 million for the fourth quarter of 2022 compared to income of $9.3 million for the fourth quarter of 2021.

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About Liminal BioSciences Inc.

Liminal BioSciences is a development-stage biopharmaceutical company focused on discovering and developing novel and distinctive small molecule therapeutics that modulate G protein-coupled receptor pathways (GPCRs). The Company is designing proprietary novel small molecule therapeutic candidates with the intent of developing best/first in class therapeutics for the treatment of metabolic, inflammatory and fibrotic diseases with significant unmet medical needs, using its integrated drug discovery platform, medicinal chemistry expertise and deep understanding of GPCR biology. The Company’s pipeline is currently made up of three programs. The candidate selected for clinical development, LMNL6511, a selective antagonist for the GPR84 receptor, is expected to commence a Phase 1 clinical trial in the second half of 2023. The Company is also developing potential OXER1 antagonists, and GPR40 agonists, both of which are at the preclinical stage. In addition to these programs, the Company continues to explore other development opportunities to add to its pipeline.

Liminal BioSciences has active business operations in Canada and the United Kingdom.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast” and other similar expressions are intended to identify forward-looking statements. These statements include those related to Liminal BioSciences’ objectives, strategies and businesses that involve risks and uncertainties. Forward‐looking information includes statements concerning, among other things: advancement of Liminal Biosciences’ candidates or development programs, including the timing and outcome of the potential development of the Company’s R&D programs such as the development of LMNL6511 and our GPR40 agonist and OXER1 antagonist discovery programs; the timing of initiation or nature of preclinical and clinical trials, including the expected commencement of a Phase 1 clinical trial of LMNL6511 in the second half of 2023; the contemplated potential therapeutic areas, including Eosinophilic mediated diseases and T2D; the potential for our development programs to address significant unmet medical needs; our ability to add new development opportunities to our pipeline; our ability to continue to comply with Nasdaq Listing Rule 5450(a)(1) to remain listed on the Nasdaq Capital Market; our expected cash runway and our ability to actively seek and close on opportunities to monetize non-core assets or commercial opportunities related to our assets.

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These statements are "forward-looking" because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Among the factors that could cause actual results to differ materially from those described or projected herein include, but are not limited to, risks associated with: the Company’s ability to develop, manufacture, and successfully commercialize product candidates, if ever; the impact of the COVID-19 pandemic and other geopolitical tensions on the Company’s workforce, business operations, clinical development, regulatory activities and financial and other corporate impacts; the availability of funds and resources to pursue R&D projects, clinical development, manufacturing operations or commercialization opportunities; the successful and timely initiation or completion of preclinical and clinical trials; the ability to take advantage of financing opportunities or business opportunities in the pharmaceutical industry, uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals; our ability to comply with Nasdaq listing rules and remain listed on the Nasdaq Capital Market and general changes in economic conditions, including as a result of increased inflation, bank failures and rising interest rates. You will find a more detailed assessment of these risks, uncertainties and other risks that could cause actual events or results to materially differ from our current expectations in the filings and reports the Company makes with the U.S. Securities and Exchange Commission and Canadian Securities Administrators, including in the Annual Report on Form 20-F for the year ended December 31, 2022, as well as other filings and reports Liminal Biosciences’ may make from time to time. As a result, we cannot guarantee that any given forward-looking statement will materialize. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof.

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We assume no obligation to update any forward-looking statement contained in this press release even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

For further information please contact:

Corporate Contact

Shrinal Inamdar

Associate Director, Investor Relations and Communications

s.inamdar@liminalbiosciences.com

+1 450.781.0115

Media Contact

Kaitlin Gallagher

kgallagher@berrypr.com

+1 212.253.8881

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